UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 24, 2022 at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH. Resolutions 1-20 were carried and resolution 21 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	4,469,477,767	98.43	71,091,532	1.57	4,540,569,299	60.82%	15,067,658
2	Approval of Directors’ Remuneration Report	4,346,283,705	95.92	184,753,614	4.08	4,531,037,319	60.69%	24,598,418
3	Appointment of Sinead Gorman	4,516,521,089	99.48	23,417,006	0.52	4,539,938,095	60.81%	15,675,553
4	Reappointment of Ben van Beurden	4,496,569,558	99.24	34,290,352	0.76	4,530,859,910	60.69%	24,761,284
5	Reappointment of Dick Boer	4,474,674,800	98.51	67,820,033	1.49	4,542,494,833	60.84%	13,126,425
6	Reappointment of Neil Carson	4,491,217,829	98.88	51,083,981	1.12	4,542,301,810	60.84%	13,317,337
7	Reappointment of Ann Godbehere	4,458,461,056	98.15	83,907,506	1.85	4,542,368,562	60.84%	13,244,853
8	Reappointment of Euleen Goh	4,479,743,495	98.62	62,636,105	1.38	4,542,379,600	60.84%	13,240,198
9	Reappointment of Jane Holl Lute	4,514,627,950	99.39	27,643,508	0.61	4,542,271,458	60.84%	13,345,259
10	Reappointment of Catherine Hughes	4,472,378,257	98.46	70,125,060	1.54	4,542,503,317	60.84%	13,117,075
11	Reappointment of Martina Hund-Mejean	4,533,297,371	99.80	9,092,680	0.20	4,542,390,051	60.84%	13,230,216
12	Reappointment of Sir Andrew Mackenzie	4,229,127,499	93.12	312,416,135	6.88	4,541,543,634	60.83%	14,070,548
13	Reappointment of Abraham (Bram) Schot	4,510,980,924	99.32	30,852,332	0.68	4,541,833,256	60.83%	13,768,612
14	Reappointment of Auditors	4,498,735,944	99.88	5,326,757	0.12	4,504,062,701	60.33%	51,567,695
15	Remuneration of Auditors	4,536,967,618	99.88	5,577,382	0.12	4,542,545,000	60.84%	13,084,173
16	Authority to allot shares	4,454,082,528	98.05	88,725,174	1.95	4,542,807,702	60.85%	12,831,705
17	Disapplication of pre-emption rights*	4,490,698,350	98.92	48,830,150	1.08	4,539,528,500	60.80%	16,095,313
18	Authority to make on market purchases of own shares*	4,487,609,043	98.83	53,240,550	1.17	4,540,849,593	60.82%	14,778,954
19	Authority to make off market purchases of own shares*	4,485,657,888	98.79	54,853,594	1.21	4,540,511,482	60.82%	15,114,434
20	Shell’s Energy Transition Progress	3,525,014,244	79.91	886,272,022	20.09	4,411,286,266	59.08%	144,341,223
21	Shareholder resolution*	906,494,546	20.29	3,560,626,618	79.71	4,467,121,164	59.83%	88,507,794

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Shell Chief Executive Officer Ben van Beurden said: “Shareholder support is critical as our business continues to change and we work towards our target to become a Net-Zero Emissions energy business by 2050. We are pleased that the overwhelming majority of shareholders continue to support Shell, our energy transition strategy and the progress we have made in the past 12 months. We are on the right track. We are also encouraged by the reduced support for Shareholder Resolution number 21 but recognise there is still work to do. We will consult shareholders to understand these votes and formally report back to investors within six months."

May 24, 2022

Linda Coulter

Company Secretary

Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

DEFINITIONS AND CAUTIONARY NOTE

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 24, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon footprint

Also, in this announcement we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 25, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary